Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

	Fiscal Year Ended
(In millions)	2016	2015	2014	2013	2012
Income (Loss) from Continuing Operations Before Taxes	$842	$283	$238	$(71)	$(374)
Interest on Debt, Net of Capitalized Interest	546	642	654	649	733
Amortization of Capitalized Interest	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	115	119	104	101	101
Earnings Available for Fixed Charges	$1,503	$1,044	$996	$679	$460
Interest on Debt	$546	$642	$654	$649	$733
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	115	119	104	101	101
Total Fixed Charges	$661	$761	$758	$750	$834
Ratio of Earnings to Fixed Charges	2.3	1.4	1.3	—	—
Deficiency	$—	$—	$—	$(71)	$(374)